October 16, 2009

VIA EDGAR AND OVERNIGHT MAIL

Mr. Jeffrey Reidler

Assistant Director

Division of Corporation Finance

Securities and Exchange Commission

100 F. Street, N.E.

Washington, D.C. 20549

Re:	Aon Corporation
Form 10-K for the Fiscal Year Ended December 31, 2008
Filed on March 2, 2009
Definitive Proxy Filed April 3, 2009
File No. 001-07933

Dear Mr. Reidler:

On behalf of Aon Corporation (“Aon” or the “Company”), we are responding to the comments of the Staff of the Securities and Exchange Commission as set forth in the letter dated September 24, 2009 to Christa Davies with respect to the above-referenced filings.

For clarity and ease of review by the Staff, in each of our numbered responses below we have restated the full text of each of the Staff’s comments immediately before the text of our related response.

DEF 14A

Executive Compensation

Compensation Discussion and Analysis

Determination of Actual Bonuses, page 35

1.                                      As previously requested, please provide us with proposed sample disclosure for inclusion in your next proxy statement which identifies the 2009 objective and subjective performance goals and criteria for each Named Executive Officer.  Please confirm that you will revise your disclosure in your next proxy statement to also discuss the assessment of individual performance and identify the individual contributions considered.  It appears that the bonus pool amount was based on the aggregate of each Executive Committee member’s individual targeted 2008 bonus.  Please confirm that you will disclose the target bonus pool amount in your 2010 proxy statement.

A.    For the 2009 calendar year, the Company did not pre-establish objective or subjective individual performance goals for the named executive officers.  However, the Company will provide discussion and analysis of each factor, both objective and subjective, relating to an individual’s performance that is considered material by the Organization and Compensation Committee (the “Committee”) of the Company’s Board of Directors in making 2009 bonus decisions with respect to the named executive officers. Based on the foregoing, the Company intends to include disclosure regarding each named executive officer’s 2009 objective and subjective performance goals and criteria, consistent with the following sample, as appropriate, in its 2010 proxy statement:

“Determination of Actual Bonus Amounts.  During the first quarter of 2010, the Committee determined that Aon’s pre-tax income from continuing operations (“PTI”), after permitted adjustments for extraordinary or unusual items, was $X million, or Y% of target, under the Executive Bonus Plan. PTI was the only performance metric or goal established by the Committee with regard to the named executive officer’s bonuses. The Committee did not pre-establish individual performance goals and criteria applicable to the determination of the named executive officer’s actual bonuses.

The Committee chose to exercise negative discretion with regard to each of the named executive officers.  In other words, none received their maximum bonus of the lesser of $5 million or 3 times their target bonus.  The Committee determined the actual bonuses payable to the named executive officers for 2009, taking into consideration the bonus allocated uniformly based on the funding formula and the following objective and/or subjective factors the Committee deemed material to its determination of such bonuses: _______________.”

B.    For 2008, the target bonus pool amount was indeed the aggregate of each Executive Committee member’s target bonus.  The total bonus pool amount was the aggregate of each Executive Committee member’s maximum bonus.  The maximum bonuses were described on page 35 as follows:

“Each named executive officers’ bonus was capped at $5 million under the Executive Bonus Plan.  The bonus range for each named executive officer was further capped at a multiple of three times his or her target bonus.”

We acknowledge the Staff’s comment on the target bonus pool amount, and we confirm that disclosure of the target and maximum bonus pool amounts will be included in the Company’s 2010 proxy statement.

Certain Relationships and Related Transactions, page 102

Related Party Transactions, page 102

2.                                      Please provide a detailed analysis supporting your conclusion that the contracts with each of Global Leasing, Inc. and 17AN Leasing LLC were not made in the ordinary course of business.  If they were made in the ordinary course of business, provide an analysis supporting your determination that they were immaterial in significance.  Alternatively, file them as exhibits pursuant to Item 601(b)(10)((iii)(A) of Regulation S-K.

In response to the Staff’s comment, we confirm that we will file the contracts with each of Globe Leasing, Inc. and 17AN Leasing LLC as exhibits to the Company’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2009.

We acknowledge that:

•                  the Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•                  staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•                  the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions with regard to these responses, need further supplemental information, or would like to discuss any of the matters covered by this letter, please do not hesitate to contact me at (312) 381-5110, Christa Davies at (312) 381-3095 or Jennifer L. Kraft at (312) 381-5115.

Very truly yours,

/s/ Richard E. Barry

Richard E. Barry
Vice President and Deputy General Counsel